Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

December 9, 2009

Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:  Jill S. Davis, Branch Chief

Via Facsimile: 202-772-9368 or 202-772-9369

Re:

Bullion Monarch Mining, Inc.

Form 10-K for Fiscal Year Ended April 30, 2009

Filed August 13, 2009

Form 10-K/A for Fiscal Year Ended April 30, 2009

Filed September 15, 2009

Response Letter Dated August 10, 2009

File No. 1-03896

Dear Ms. Davis:

Bullion Monarch Mining, Inc. provides this letter in response to your correspondence dated November 5, 2009.  For your convenience, its responses to your specific inquiries appear below the text of your inquiries, which have been reproduced in italicized typeface. Quotations in Bullion Monarch Mining, Inc.’s responses are also in italicized typeface.

Throughout this response, Bullion Monarch Mining, Inc. is sometimes referred to as the “Company.”  However, because the Company was reorganized on March 31, 2005, the Company, as it existed prior to this date, may be referred to as “Old Bullion.”  In addition, the Company, after March 31, 2005, may be referred to as “New Bullion.”

Your November 5, 2009, inquiries, along with the Company’s responses, are as follows:

1.

We note your response indicates that you intend to reflect your adjustments as of May 1, 2005, rather than April 1, 2005.  When the adjustments are made and reflected in your financial statements, include a statement describing the significance of the dates and if true, provide a statement that indicates no material events or transactions occurred in the 30 day period following the actual reorganization date.

Response:

March 31, 2005, is the court approved reorganization date.  April 30, 2005, is New Bullion and Old Bullion’s year end.  No material events or transactions occurred in the 30 day period following the actual reorganization date of March 31, 2005.

2.

We note that you have determined that the reorganization should be accounted for as quasi-reorganization.  Please note we are continuing to consider your accounting conclusions.

Response:

The Company awaits your determination on its accounting conclusions; please see the response to your comment No. 4 below for further information.

3.

We note your response and your plans regarding your accounting for the reorganization.  Please provide us with an adjusted set of financial statements that includes the effects of your proposed accounting as of the effective date of the reorganization.

Response:

Please see Exhibit A attached hereto and incorporated herein by reference.

4.

Please tell us if you have considered the requirements to file an Item 4.02 Form 8-K for the financial statement adjustments that you describe in your response.

Response:

The Company believes that the quasi-reorganization question should be resolved prior to making any disclosure about non-reliance on financial statements as required by Item 4.02 of Form 8-K because that disclosure would not adequately provide shareholders and the public with information that can reasonably be relied upon until the application of the proposed “quasi-reorganization” accounting has been fully considered by the SEC as indicated in your second inquiry.

The Company believes the 8-K Current Report that is intended to be filed by Old Bullion when all SEC comments have been satisfied, which is also discussed below, would provide all information about the relevant issues, while also pointing out, in detail, the effects of the “quasi-reorganization.”  Further, the Company’s two most recent reports filed with the SEC, it 10-K Annual Report for the fiscal year ended April 30, 2009, and it 10-Q Quarterly Report for the quarter ended July 31, 2009, provide information about the current status of the SEC comments and the Company’s responses to these comments.

The following is contained in the forepart of the Company’s 10-K Annual Report for the fiscal year ended April 30, 2009, under the caption “Business Development” under the heading “Introduction; and it is also contained under Part II, Item 2, of the Company’s 10-Q Quarterly Report for the quarter ended July 31, 2009, under the same caption and same heading:

The Securities and Exchange Commission has advised us that it does not believe we are a “Section 12g-3 successor issuer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of Old Bullion because shareholders of the dissolved Old Bullion exchanged rights in Old Bullion resulting from its dissolution rather than shares of Old Bullion for shares in the Company under the court approved reorganization and subsequent Fairness Hearing.  We have been asked by the Securities and Exchange Commission to file a Form 10 Registration Statement on the Company.  We are continuing to discuss this and other issues related to the reorganization between Old Bullion and the Company with the Securities and Exchange Commission.  The discussions include the method of accounting for the reorganization of Bullion. We are also discussing timing issues that will allow the Company’s common stock to continue to trade on the OTCBB until all Securities and Exchange Commission comments on any Form 10 Registration Statement filed by us have been satisfied and the Financial Industry Regulatory Authority, Inc. (“FINRA”) has approved shares of common stock of New Bullion for trading on the OTCBB, without interruption.  The accounting changes being discussed with the Securities and Exchange Commission will have no impact on our current business plans or our day-to-day business operations.  We do not believe the accounting issues being discussed with the Securities and Exchange Commission regarding the reorganization will have any material effect on our consolidated financial statements included herein or as will be included in any Form 10 Registration Statement filed by us. We believe FINRA will approve quotations of our common stock on the OTCBB in the ordinary course of its review process. We base this belief upon the fact that FINRA has already approved quotations for our common stock based upon the filings with the SEC of Old Bullion, essentially upon all of the information contained herein and in previous filings with the Securities and Exchange Commission.  A Form 15 will be filed for Old Bullion as part of the process of our filing of the Form 10 Registration Statement. We intend to file an 8-K Current Report that will fully describe this transition and its effects once discussions with the Securities and Exchange Commission on these matters are concluded.  We have requested that the filing of the Form 15 on Old Bullion be delayed until the effective date of the Form 10 Registration Statement that is planned to be filed and until all comments of the Securities and Exchange Commission thereon have been satisfied. We have made this request with the understanding that we will continue to file all reports required to be filed as a “Section 12g-3 successor issuer” for Old Bullion.  We have also preliminarily discussed the continuous trading issues with FINRA in this respect, which will be subject to Securities and Exchange Commission assent.

The Company intends to add the following additional sentence to this information in its 10-Q Quarterly Report for the quarter ended October 31, 2009, which will be filed with the SEC on or about December 15, 2009, following this sentence on line 10 of this quotation, “The discussions include the method of accounting for the reorganization of Bullion.”

Management is considering adopting quasi-reorganization accounting  for the reorganization of Bullion, which would require taking the accumulated deficit and deferred tax balances (at the effective date of the reorganization) to zero as an offset against additional paid-in capital.

The Company believes that with this addition, the disclosure required of it respecting the status of this comment and response process and the planned “quasi-reorganization” accounting, will be presently adequate.

The Company referenced 10-K and 10-Q also include this quotation under the same captions and Parts and Items referenced, but under the heading “Corporate History”:

The last five bulleted items were the result of the dissolution of Old Bullion for its failure to file an annual report in the State of Utah on a timely basis.  Under the Utah Revised Business Corporations Act, Utah Code Ann. § 16-10a-1, et. seq. (2004), corporations are given two years within which to reinstate after an administrative dissolution.  Old Bullion was not aware that it had failed to file its annual reports as required or that it had been dissolved and because of this lack of awareness, it failed to reinstate its corporate existence within the required time and thereafter had no right to administratively reinstate.  The entire process of the last four bulleted items was required because without this procedure or the filing of a registration statement with the SEC and the Utah Division of Securities by the newly formed New Bullion covering the exchange of its shares of common stock for rights of former shareholders of Old Bullion, the issuance of the shares of New Bullion would have violated the registration provisions of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and similar applicable provisions of the Utah Uniform Securities Act, Utah Code Section 61-1-1, et. seq.  This reorganization was the only viable method to reinstate and reclassify Old Bullion substantially as it existed prior to its dissolution.  The reorganization placed the former shareholders of the dissolved Old Bullion in the same positions they were in prior to dissolution, provided, however, that each Old Bullion’s shareholders shares issued in New Bullion and any rights in Old Bullion were subject to cancellation if any such shareholder fails to exchange previously owned stock certificates in Old Bullion for the New Bullion shares within five years of the date of the Fairness Hearing or by September 27, 2011.  The total number of shares of common stock subject to this cancellation provision at April 30, 2008, and 2009, was 6,270,411 shares at fiscal year end April 30, 2008, and 6,115,954 shares at fiscal year end April 30, 2009. This process was approved by the Third Judicial District Court in and for Salt Lake County, State of Utah on March 31, 2005, and by the Utah Division of Securities, which issued a Securities Division Permit Authorizing Issuance of Securities, dated September 27, 2006.  For additional information on the reorganization between Old Bullion and New Bullion, see our 10-K Annual Report for the fiscal year ended April 30, 2006, for documentation regarding the reorganization and these actions, which was previously filed with the Securities and Exchange Commission.

The Company believes that the issues created by the reorganization between Old Bullion and New Bullion need to be fully discussed when resolved and that the mere filing of a non-reliance 8-K Current Report at this time will actually mislead shareholders and the public rather than provide them with complete information that can be adequately relied upon, especially as the SEC has not signed off on the “quasi-reorganization.”

The foregoing quoted language is consistent with the Company’s response to the SEC comment letter dated July 24, 2009, which was filed with the SEC on or about August 19, 2009, and which is discussed and quoted from below.  The SEC’s comments respecting the above referenced reports commenced with its letter to the Company dated June 5, 2008, and the Company has filed approximately four responses to this letter and other related SEC comment letters.

The Company’s response filed on August 19, 2009, indicated the following, and was not inconsistent with discussions between the undersigned and the Office of Chief Counsel, though no final resolution of these matters has occurred:

Subject to your review, assent and satisfaction with the Company’s response to your inquiries and a telephone conference call with you in which we would like to discuss the foregoing response and the Revised Memorandum, the Company plans on filing an 8-K Current Report and disseminating a Press Release that will be filed as an Exhibit to such 8-K Current Report, indicating the resolution and description of the accounting matters outlined in the Revised Memorandum, including that, in order: (i) New Bullion has been deemed by the SEC not to be a “Section 12g-3 successor issuer” of Old Bullion and the reasons therefor; (ii) New Bullion will promptly file a Form 10 Registration Statement with the SEC that will include the described adjustments to its consolidated financial statements outlined in the Revised Memorandum, with a description of those adjustments and their effects on its and Old Bullion’s consolidated financial statements; (iii) the Company will continue to file all reports for Old Bullion during the SEC review process of its Form 10 Registration Statement and until all SEC comments thereon have been fully answered and satisfied and it has been advised by the SEC that the SEC has no further comments on the Form 10 Registration Statement; (iv) New Bullion will request a broker dealer to file a Form 211 for quotations of its common stock with the Financial Industry Regulatory Authority, Inc. (“FINRA”) directly after the filing of its Form 10 Registration Statement, with the plan to have New Bullion’s common stock cleared for trading on the OTCBB, subject only to advice from the SEC that all comments on New Bullion’s Form 10 Registration Statement have been fully satisfied; (v) the Company will file a Form 15 for Old Bullion on the date the SEC advises New Bullion that all comments on New Bullion Form 10 Registration Statement have been satisfied, regardless of whether FINRA has then allowed the broker dealer requested by New Bullion to file the Form 211 to provide quotations for its common stock on the OTCBB, as no assurance can be given that FINRA will in fact allow such quotations, though New Bullion believes that FINRA will; (vi) New Bullion will, to the extent required by FINRA or any other regulatory agencies, obtain a new Cusip Number and trading symbol different from Old Bullion and will change its name by adding “Co.” or some other minor change that will distinguish it from Old Bullion; and (vii) New Bullion will file an 8-K Current Report with a Press Release with final advice regarding the foregoing.  FINRA, through Ken Worm, Associate Director, Market Regulation, has advised me in a telephone conversation that he would have no issue with the foregoing, subject to the assent of the SEC, so that there would be no break in the public trading of the shares of New Bullion, at least along the lines of coordinating the satisfaction of all SEC comments on New Bullion’s Form 10 with the filing of the Old Bullion Form 15, and of course, subject to FINRA’s approving the quotation of New Bullion’s common stock for trading on the OTCBB following its review of the Form 211 planned to be submitted.  I have attached the cover letter I forwarded to Mr. Worm on or about July 21, 2009, without Exhibits, so you can see what was discussed with him; and his telephone number is 240-386-5121; and I have briefly discussed this issue with Norman Gholson, Esq.

Based upon the foregoing, the information provided to the SEC throughout its review process of the Company’s 10-KSB Annual Report for the fiscal year ended April 30, 2007, specifically including the letter of the undersigned dated May 4, 2009, and the information filed by Old Bullion with the SEC for the past three years, all of which was reviewed by FINRA when a broker submitted the Form 211 to FINRA in late 2007, it would be unconscionable to have a break in the trading of the common stock of New Bullion and would be detrimental to the Company and its shareholders, especially those who have purchased shares in the open market.

The Company recognizes that its situation is an unusual one, based upon Utah law that prevented Old Bullion from reinstating its corporate status; however, the entire process undertaken by the Company’s directors, including the court approved reorganization and the Fairness Hearing conducted by the Utah Division of Securities, was to place shareholders of Old

Bullion in the same position they were in prior to administrative dissolution of Old Bullion by the reorganization with New Bullion.

The Company and the undersigned appreciate your consideration of its proposals and responses to satisfy all SEC comments on this matter.

Thank you.

Yours very sincerely,

                                                                                                                 /s/Leonard W. Burningham

Leonard W. Burningham, Esq.

cc.

Norman Gholson, Esq.

Kevin Stertzel

G. K. Schuler

E X H I B I T ”A”

Bullion Monarch Mining, Inc.

Proposed Reorganization Adjustments

Quazi-reorganization adjustments

	Old Bullion March 31, 2005	Adjustments to Conform Equity to New Legal Structure	New Bullion April 1, 2005	Activity from April 1, 2005 to April 30, 2005	New Bullion April 30, 2005	To Allow for Deferred Tax Asset (a)	To Zero Out Accumulated Deficit	Post-Reorganization New Bullion May 1, 2005
ASSETS

Current Assets:
Cash and cash Equivalents	18,001		18,001	(10,935)	7,066			7,066
Royalty receivable	1,364,555		1,364,555	29,381	1,393,936			1,393,936
Total current assets	1,382,556		1,382,556		1,401,002			1,401,002

Deferred taxes	214,500		214,500		214,500	(214,500)		-
Mining properties	293,502		293,502		293,502			293,502
Investments	28,000		28,000		28,000			28,000
Total Assets	1,918,558		1,918,558		1,937,004			1,722,504
LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities:
Accounts payable	27,436		27,436	5,815	33,251			33,251
Accrued expenses	53,500		53,500	500	54,000			54,000
Shareholder loans	28,567		28,567	(7,000)	21,567			21,567
Accrued officer compensation	261,250		261,250	8,000	269,250			269,250
Total current liabilities	370,753		370,753		378,068			378,068

Stockholders' Equity
Common Stock	4,352,195	(4,311,966)	40,229		40,229			40,229
Additional paid-in capital	-	4,311,966	4,311,966		4,311,966		(3,002,252)	1,309,714
Accumulated deficit	(2,798,883)		(2,798,883)	11,131	(2,787,752)	(214,500)	3,002,252	-
Treasury stock	(5,507)		(5,507)		(5,507)			(5,507)
Total stockholders' equity	1,547,805		1,547,805		1,558,936			1,344,436
Total liabilities and stockholders' equity	1,918,558	-	1,918,558	-	1,937,004	-	-	1,722,504

(a) Deferred tax asset would be presented at a net amount of $0.00.  Any pre-reorganization tax benefit recognized after the Quasi-reorganization would be reported as a direct addition to contributed capital. (FASB Codification 852-740-55-3)